UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42013

Super x Ai Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Entry into a Joint Venture Agreement

On September 15, 2025, SuperX AI Solution Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Super X AI Technology Limited (the “Company” or “SuperX”), entered into a joint venture agreement (“JV Agreement”) with Enervell Power Pte. Ltd. (“Enervell”), a Singapore subsidiary of Hangzhou Zhonhen Electric Co., Ltd., (Shenzhen Stock Exchange: 002364) (“Zhonhen Electric”) and certain affiliates, related parties and designees of Zhonhen Electric (together, the “Zhonhen Electric Partners”), to establish a joint venture through a new entity to be incorporated in Singapore, SuperX Digital Power Pte. Ltd. (the “JV”). The total initial paid-up share capital of the JV will be SGD 2,000,000 (or approximately USD 1,560,330). Pursuant to the JV Agreement, SuperX AI Solution Limited will invest SGD 800,000 (or approximately USD 624,132) in cash for a 40% equity interest in the JV, and the balance of the equity will be subscribed for by the Zhonhen Electric Partners.

This joint venture represents a significant strategic move for SuperX by expanding our offerings in power solutions that are critical to the high-density AI compute infrastructure. By combining our expertise in solution design and global market access with our partners’ expertise in High-Voltage Direct Current (HVDC) technology, the new “SuperX Digital Power” JV is positioned to deliver a competitive and energy-efficient power solution that are essential for modern and future AI Data Centers, strengthening our full-stack capability and one-stop offerings for AI Factories.

The JV will focus on the joint development and global distribution (excluding the People’s Republic of China) of HVDC and related ecosystem products. Pursuant to the JV agreement, the Company will appoint the Chief Financial Officer of the JV, and, together with Enervell, will jointly appoint the Chief Executive Officer. Certain major corporate actions of the JV, including changes to capital, dividend policy, material business scope and mergers or acquisitions, will require the approval of both the Company and Enervell. The Company has also agreed to bear reasonable operating expenses of the JV for up to three years if the JV’s internal resources are insufficient to meet its operational expenses.

The transaction was approved by the Company’s board of directors. The press release titled “SuperX Forms Joint Venture with Zhonhen Electric to Revolutionize Global AI Data Center Power Infrastructure” dated September 15, 2025, is furnished as Exhibit 99.1 to this current report on Form 6-K and is hereby incorporated by reference.

About Hangzhou Zhonhen Electric Co., Ltd. (002364.SZ)

Founded in 1996 and listed on the Shenzhen Stock Exchange (SZSE: 002364) since March 2010, Hangzhou Zhonhen Electric Co., Ltd. (“Zhonhen Electric”) is one of the established digital energy companies dedicated to building a zero-carbon intelligent society. Zhonhen Electric provides end-to-end products and solutions for energy decarbonization across four key areas: Green ICT Infrastructure, Low-Carbon Transportation, New Power Systems, and Integrated Energy Services. Its offerings include High-Voltage Direct Current (HVDC) power systems for data centers, prefabricated power modules, and intelligent charging/swapping solutions. Headquartered in Hangzhou, China, Zhonhen Electric is committed to its mission of “Making Energy Smarter” by building a more efficient, intelligent, and secure digital energy ecosystem.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 15, 2025 - SuperX Forms Joint Venture with Zhonhen Electric to Revolutionize Global AI Data Center Power Infrastructure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: September 15, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

3